SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 15, 2023, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Reports Second Quarter 2023 Financial Results and Provides Company Updates”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

In addition, pursuant to the Information Rights Agreement between the Company and Clal Biotechnology Industries Ltd. ("CBI"), dated March 3, 2014 (which was attached to the Company's registration statement as exhibit 4.3), the Company is required to provide CBI with certain information necessary for CBI to meet its obligations  under Israeli Securities Law. This Form 6-K includes an Un-Audited Condensed Consolidated Interim Financial Statements as of June 30, 2023, attached as Exhibit 99.2, which was provided by the Company to CBI on August 15, 2023 pursuant to such contractual obligation.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the information contained in Exhibits 99.1 and 99.2, but excluding quotes of senior management of the Company) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: August 15, 2023	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated August 15, 2023 titled “MediWound Reports Second Quarter 2023 Financial Results and Provides Company Updates”.

99.2	Un-Audited Condensed Consolidated Interim Financial Statements as of June 30, 2023.